SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TELEPHONE AND DATA SYSTEMS, INC.

(Exact name of registrant as specified in its charter)

Delaware	**36-2669023**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

30 North LaSalle Street
Chicago, Illinois 60602
(312) 630-1900

(Address, including zip code, and telephone number, including area code,
of registrant's principal executive offices)

LeRoy T. Carlson, Chairman	with a copy to:
Telephone and Data Systems, Inc.	William S. DeCarlo, Esq.
30 North LaSalle Street	Sidley Austin Brown & Wood
Chicago, Illinois 60602	One First National Plaza
(312) 630-1900	Chicago, Illinois 60603
	(312) 853-7000

(Names, addresses, including zip codes, and telephone numbers, including area code, of agent's for service)

Approximate date of commencement of proposed sale to the public:
From time to time after the Registration Statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee
Debt securities	$1,000,000,000(1)	(2)	$1,000,000,000(1)	$250,000(3)

(1) This Registration Statement also covers (i) contracts which may be issued by the Registrant in connection with the issuance of Debt Securities, including contracts for the delayed delivery of such securities, (ii) such indeterminate amount of debt securities that may be remarketed under a remarketing arrangement, and (iii) such indeterminate amount of securities as may be issued in exchange for the securities registered hereunder. No additional consideration will be received by the registrant for any such contracts, remarketed securities or securities that may be issued in exchange for the Debt Securities. In no event will the aggregate offering price of the securities issued under this Registration Statement exceed $1,000,000,000, or the equivalent thereof in one or more foreign or composite currencies. If any Debt Securities are issued at an original issue discount, then additional Debt Securities may be issued so long as the aggregate initial offering price of all such Debt Securities, together with the initial offering price of all other securities registered and offered hereunder, does not exceed such amount.

(2) The proposed maximum offering price per unit is omitted pursuant to General Instruction II(D) of Form S-3 Securities Act and will be determined from time to time by the Registrant in connection with the issuance by the Registrant of the securities registered hereunder.

(3) The registration fee has been calculated in accordance with Regulation 457(o) under the Securities Act of 1933 and reflects the offering price rather than the principal amount of any Debt Securities which may be issued at a discount.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Preliminary, Subject to Completion, Dated   , 2001



Telephone and Data Systems, Inc.
Debt Securities

We may use this prospectus from time to time to offer, on a delayed or periodic basis, debt securities consisting of debentures, notes, bonds and/or other evidences of indebtedness. The aggregate initial offering price of all securities will not exceed U.S. $1,000,000,000 or its equivalent in any other currency or units based on or relating to foreign currencies. We may offer debt securities in one or more series in amounts, at prices and on terms to be determined at the time of sale. The accompanying Prospectus Supplement sets forth the following information about offered securities: the specific designation, aggregate principal amount, currency denomination, maturity, interest rate—which may be fixed or variable, time of payment of interest, if any, any terms for redemption at our option or the holder's option, any terms for sinking fund payments, whether such securities are exchangeable into other securities, the initial public offering price and any other terms of the securities and the offering.

Securities issued under the Indenture described in this Prospectus are expected to be unsecured and to rank *pari passu* with all of our other unsecured and unsubordinated indebtedness. As described in this Prospectus, any subordinated debt securities would be issued under a separate indenture.

The debt securities are expected to be issued only in registered form. All or a portion of the debt securities of any series may be issued to a depository as a global security and may be exchangeable for physical securities only under limited conditions.

We may sell securities to or through underwriters or dealers, and also may sell securities to other purchasers directly or through agents. The accompanying Prospectus Supplement sets forth the names of any underwriters, dealers or agents involved in the sale of the debt securities offered hereby, the principal amounts, if any, to be purchased by underwriters and the compensation of such underwriters, dealers or agents.

Our Common Shares are listed for trading on the American Stock Exchange under the symbol "TDS". The relevant Prospectus Supplement will contain information, if applicable, as to whether the debt securities offered will be listed for trading on the American Stock Exchange or on any other securities exchange or other market.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or has passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is   , 2001

TABLE OF CONTENTS

FORWARD LOOKING STATEMENTS

This Prospectus and the documents incorporated by reference herein contain statements that are not based on historical fact, including the words "believes," "anticipates," "intends," "expects," and similar words. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be significantly different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include:

- *general economic and business conditions, both nationally and in the regions in which TDS operates,*

- *technology changes,*

- *competition,*

- *changes in governmental regulations,*

- *changes in investments,*

- *pending and future litigation,*

- *changes in growth in cellular customers, penetration rates, churn rates, roaming rates and the mix of products and services offered in our markets,*

- *acquisition/divestiture of properties and/or licenses,*

- *changes in growth of ILEC and CLEC customers, churn rates and mix of products and services offered in ILEC and CLEC markets and*

- *other factors described or incorporated in this Prospectus.*

Investors are encouraged to consider these and other risks and uncertainties that are discussed in documents filed by TDS with the Securities and Exchange Commission and incorporated by reference herein.

WHERE YOU CAN FIND MORE INFORMATION

Our Common Shares are listed for trading on the American Stock Exchange under the symbol "TDS". As a result, we file reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). You may inspect and copy such reports, proxy statements and other information at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information. Such materials also may be accessed electronically by means of the SEC's web site at http://www.sec.gov.

We filed a Registration Statement related to the offering described in this Prospectus. As allowed by SEC rules, this Prospectus does not contain all of the information which you can find in the Registration Statement. You are referred to the Registration Statement and the Exhibits thereto for further information. This document is qualified in its entirely by such other information.

The SEC allows us to "incorporate by reference" information into this Prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Prospectus, except for any information superseded by information in this Prospectus.

This Prospectus incorporates by reference the documents set forth below that have been previously filed with the SEC. These documents contain important information about our business and finances.

1. TDS's Annual Report on Form 10-K for the year ended December 31, 2000.

2. TDS's Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2001.

3. TDS's Current Reports on Form 8-K filed on January 25, February 2, June 5, June 19 and June 22, 2001.

This Prospectus also incorporates by reference additional documents that may be filed by us with the SEC between the date of this Prospectus and the date our offering is completed.

You may obtain copies of such documents which are incorporated by reference in this Prospectus (other than exhibits thereto which are not specifically incorporated by reference herein), without charge, upon written or oral request to Investor Relations, Telephone and Data Systems, Inc., 30 N. LaSalle Street, Suite 4000, Chicago, IL 60602, (312) 630-1900. In order to ensure delivery of documents, any request therefor should be made not later than five business days prior to making an investment decision.

You should rely only on the information contained or incorporated by reference in this Prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this Prospectus. You should not assume that the information contained in this Prospectus is accurate as of any date other than the date of such Prospectus, and neither the mailing of this Prospectus to shareholders nor the issuance of any securities hereunder shall create any implication to the contrary. This Prospectus does not offer to buy or sell securities in any jurisdiction where it is unlawful to do so.

SUMMARY

This summary highlights selected information from this document and does not contain all of the information that is important to you. You should carefully read this entire document and the documents incorporated by reference in this document. See "Where You Can Find More Information."

TDS

TDS is a diversified telecommunications service company that provides high-quality telecommunications services to more than four million wireless telephone and wireline telephone customers. TDS's business development strategy is to expand its existing operations through internal growth and acquisitions. The address of TDS is 30 North LaSalle Street, Suite 4000, Chicago, Illinois 60602; and its telephone number is (312) 630-1900.

The Securities We May Offer

We may offer from time to time, on a delayed or continuous basis, up to $1,000,000,000 in debt securities consisting of debentures, notes, bonds and/or other evidences of indebtedness. This Prospectus describes the general terms of the debt securities that we may offer under the terms of the Indenture which has been filed as an exhibit to the registration statement of which this Prospectus is a part.

Rank of Securities

Securities issued under the Indenture described in this Prospectus are expected to be unsecured and to rank *pari passu* with all other unsecured and unsubordinated indebtedness of TDS. Any subordinated debt securities would be issued under a separate indenture which would be filed as an exhibit to a post-effective amendment to the registration statement of which this Prospectus is a part and described in a Prospectus Supplement.

Designation and Specific Terms of Series of Securities

The accompanying Prospectus Supplement sets forth the following information about offered securities: the specific designation, aggregate principal amount, currency denomination, maturity, interest rate—which may be fixed or variable, time of payment of interest, if any, any terms for redemption at our option or the holder's option, any terms for sinking fund payments, whether such securities are exchangeable into other securities, the initial public offering price and any other terms of the securities and the offering.

TDS

TDS is a diversified telecommunications service company with wireless telephone and wireline telephone operations. Our business development strategy is to expand our existing operations through internal growth and acquisitions.

United States Cellular Corporation, an over 80%-owned subsidiary of TDS, operates and invests in wireless telephone companies and properties.

TDS Telecommunications Corporation, a wholly-owned subsidiary of TDS, operates wireline telephone companies.

TDS is a Delaware corporation that is the successor to Telephone and Data Systems, Inc., an Iowa corporation. In 1998, the Iowa corporation was merged with and into TDS, with TDS surviving the merger as a Delaware corporation. TDS's corporate headquarters are located at 30 N. LaSalle, Suite 4000, Chicago, Illinois 60602, and its telephone number is (312) 630-1900.

For current selected financial information, cash dividends paid and other information about TDS, see the TDS Annual Report on Form 10-K for the most recent fiscal year, which includes certain portions of the TDS Annual Report to Shareholders, as incorporated by reference herein. See "Where You Can Find More Information" above.

USE OF PROCEEDS

Unless otherwise indicated in the Prospectus Supplement, the net proceeds to be received by TDS from the sale of debt securities offered by this Prospectus will be used by us principally in connection with our acquisition, construction and development programs, including reduction of short-term debt incurred in connection therewith, and may also be used for working capital, to reduce existing long-term debt, to provide additional investments in our subsidiaries, and for other corporate purposes. Until the proceeds are used for these purposes, we may deposit them in interest-bearing accounts or invest them in short-term investment securities.

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our historical ratios of earnings to fixed charges for each of the years ended December 31, 2000 through 1996 and for the six months ended June 30, 2001.

(Unaudited) Six Months Ended June 30,	Year Ended December 31,				
2001(1)	2000	1999	1998	1997	1996
(5.30)	3.39	5.27	3.60	2.72	4.05

(1) The dollar amount of the deficiency resulting in a negative ratio is $484.5 million. In the first six months of 2001, TDS recognized a pre-tax loss of $644.9 million as a result of the conversion of its investment in common stock of VoiceStream Wireless Corporation into shares to Deutsche Telekom shares and cash pursuant to a merger of VoiceStream and Deutsche Telekom. This loss was the result of a decline in the market price of VoiceStream common stock between the time TDS acquired such stock on May 4, 2000 and the date of the merger of May 31, 2001. Excluding this amount, the ratio of earnings to fixed charges for the six months ended June 30, 2001 would be 3.08.

For purposes of calculating this ratio, earnings consist of net income from continuing operations plus income taxes from continuing operations, fixed charges from continuing operations, estimated interest portion of rentals, distributions from minority investments and amortization of non-utility capitalized interest, less equity in undistributed earnings of unconsolidated investments, minority interest in pretax income of subsidiaries that have not incurred fixed charges and non-utility capitalized interest. Fixed charges consist of interest expense, estimated interest portion of rentals and preferred dividend requirements.

DESCRIPTION OF DEBT SECURITIES

We expect to issue the debt securities under an Indenture to be entered into between TDS and BNY Midwest Trust Company, as Trustee, the form of which has been filed as an exhibit to the registration statement of which this Prospectus is a part. Any subordinated debt securities would be issued under a separate indenture which would be filed as an exhibit to the registration statement by post-effective amendment and would be described in a Prospectus Supplement. The following is a summary of the material terms of the Indenture relating to unsubordinated debt securities.

The statements contained in this prospectus relating to the Indenture and the debt securities we may issue are summaries and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture (including those terms made a part of the Indenture by reference to the Trust Indenture Act of 1939) and the other instruments defining the rights of holders of specific debt securities to be filed with the SEC at the time that such debt securities are issued. You should read the Indenture and such other documents for information that may be important to you before you buy any debt securities.

General

The debt securities that we may issue under the Indenture include debentures, notes, bonds and other evidences of indebtedness.

The Indenture does not limit the aggregate principal amount of securities, secured or unsecured, which we may issue under the Indenture or otherwise.

We may issue debt securities under the Indenture from time to time in one or more series or tranches thereof, as authorized by a resolution of our board of directors and as set forth in a company order or one or more supplemental indentures creating such series.

Unless otherwise indicated in the applicable Prospectus Supplement, the Indenture also permits us to increase the principal amount of any series of securities previously issued and to issue such increased principal amount.

The securities may be denominated and payable in foreign currencies or units based on or relating to foreign currencies.

We will describe any special United States federal income tax considerations applicable to the securities in the Prospectus Supplement relating to those securities.

Debt securities issued under the Indenture are expected to be unsecured obligations of TDS and to rank *pari passu* with all other unsecured debt of TDS, except debt that by its terms is subordinated to the unsecured debt of TDS.

However, TDS is a holding company. As a result, the right of TDS, and hence the right of the creditors of TDS, including the holders of securities, to participate in any distribution of the assets of any subsidiary upon its liquidation or reorganization or otherwise is subject to the prior claims of creditors of such subsidiary, except to the extent that claims of TDS as a creditor of such subsidiary may be recognized.

The ability of TDS to make payments of principal and interest on the debt securities will be dependent upon the payment to it by its subsidiaries of dividends, loans or advances. As described in the notes to the TDS financial statements incorporated by reference in this Prospectus, such payments by TDS's regulated telephone company subsidiaries are subject to legal and contractual restrictions, primarily contained in the mortgages granted by certain such subsidiaries to the Rural Utilities Service.

There is no restriction in the Indenture against TDS or its subsidiaries incurring secured or unsecured indebtedness or issuing secured or unsecured securities.

The debt securities will be our direct obligations and may include debentures, notes, bonds and/or other evidences of indebtedness.

The Indenture is subject to, and governed by, the Trust Indenture Act of 1939, as amended.

Designation of Terms of Securities

We will execute a company order and/or a supplemental indenture relating to a particular series of debt securities if and when we issue any debt securities.

We will describe the particular terms of each series of debt securities in a Prospectus Supplement relating to that series.

We can issue these securities in one or more series with the same or various maturities, at par, at a premium, or at a discount.

We will set forth in a Prospectus Supplement relating to any series of debt securities being offered, the aggregate principal amount and the following terms of the debt securities:

• the title and designation of such debt securities and series;

• any limitations on the aggregate principal amount of the debt securities of any series;

• the stated maturity or maturities of such series;

- the date or dates from which interest will accrue, the interest payment dates on which such interest will be payable or the manner of determination of such interest payment dates and the record date for the determination of holders to whom interest is payable on any such interest payment date;

- the interest rate or rates, which may be fixed or variable, or method of calculation of such rate or rates, for such series;

- the terms, if any, regarding the redemption, purchase or repayment of such series;

- whether or not the debt securities of such series will be issued in whole or in part in the form of a global security and, if so, the depository for such global security and the related procedures with respect to transfer and exchange of such global security;

- the form of the debt securities of such series;

- the maximum annual interest rate, if any, of the debt securities permitted for such series;

- whether the debt securities of such series shall be subject to periodic offering;

- the currency or currencies, including composite currencies, in which payment of the principal of (and premium, if any) and interest on the debt securities of such series will be payable, if other than dollars;

- any other information necessary to complete the debt securities of such series;

- the establishment of any office or agency at which the principal of and interest, if any, on debt securities of that series will be payable;

- if other than denominations of $1,000 or any integral multiple thereof, the denominations in which the debt securities of the series will be issuable;

- the obligations or instruments, if any, which may be eligible for use in defeasance of any debt securities in respect of the debt securities of a series denominated in a currency other than dollars or in a composite currency;

- whether or not the debt securities of such series will be issued as original issue discount securities and the terms thereof, including the portion of the principal amount thereof which will be payable upon declaration of acceleration of the maturity;

- whether the principal of and premium, if any, or interest, if any, on such debt securities is payable, at the election of TDS or the holder thereof, in coin or currency, including composite currencies, other than that in which the debt securities are stated to be payable;

- whether the amount of payment of principal of and premium, if any, or interest, if any, on such debt securities may be determined with reference to an index, formula or other method, or based on a coin or currency other than that in which the debt securities are stated to be payable;

- any addition to, or modification or deletion of, any covenants or terms to the Indenture, including events of default with respect to the debt securities of the series;

- the terms and conditions, if any, pursuant to which the debt securities of the series are secured;

- whether the debt securities of the series will be exchangeable into other securities and, if so, the terms and conditions upon which such securities will be exchangeable; and

- any other terms of such series not inconsistent with the Indenture.

We may issue debt securities at a discount below their stated principal amount and provide for less than the entire principal amount of the debt securities to be payable upon declaration of acceleration of maturity. In that event, we will describe any material federal income tax considerations and other material considerations in the applicable prospectus supplement.

Form, Exchange, Registration and Transfer

Debt securities in definitive form will be issued as registered securities without coupons in denominations of $1,000 unless otherwise specified in the accompanying prospectus supplement and will be authenticated by the Trustee.

You may present debt securities for registration or transfer, with the form of transfer endorsed thereon duly executed, or exchange, at the office of the security registrar, without service charge and upon payment of any taxes and other governmental charges.

Such transfer or exchange will be effected upon TDS or the security registrar being satisfied with the documents of title and identity of the person making the request.

It is expected that the security register will be maintained by the Trustee at its offices in New York, New York.

We may change the securities registrar and the place for registration of transfer and exchange of the debt securities and may designate one or more additional places for such registration and exchange.

We will not be required to:

- issue, register the transfer of or exchange any debt security during a period beginning at the opening of business 15 days before the day of the mailing of a notice of redemption of less than all the outstanding debt securities and ending at the close of business on the day of such mailing, or

- register the transfer of or exchange any debt securities or portions thereof called for redemption in whole or in part.

Payment and Paying Agents

You will receive payment of principal of and premium, if any, on any debt security only against surrender by you to the paying agent of such debt security.

Principal of and any premium and interest on any debt security will be payable at the office of such paying agent or paying agents as we may designate from time to time, except that at our option, we may pay any interest by check mailed to the address of the person entitled thereto as such address will appear in the security register with respect to such debt security.

It is expected that the Trustee will act as paying agent with respect to debt securities. We may at any time designate additional paying agents or rescind the designation of any paying agents or approve a change in the office through which any paying agent acts.

All moneys paid by us to a paying agent for the payment of the principal of and premium, if any, or interest, if any, on any debt securities that remain unclaimed at the end of two years after such principal, premium, if any, or interest will have become due and payable, subject to applicable law, will be repaid to us and the holder of such debt security will thereafter look only to us for payment thereof.

Book-Entry Debt Securities

Except under the circumstances described below, the debt securities may be issued in whole or in part in the form of one or more global debt securities that will be deposited with, or on behalf of, a depository as we may designate and registered in the name of a nominee of such depository.

It is expected that Depository Trust Company will be the designated depository. Information about the designated depository will be set forth in the Prospectus Supplement.

Book-entry debt securities represented by a global security will not be exchangeable for certificated notes and, except as set forth below or in the Prospectus Supplement, will not otherwise be issuable as certificated notes. Except as set forth below or in the Prospectus Supplement, owners of beneficial interests in a global security will not be entitled to have any of the individual book-entry debt securities represented by a global security registered in their names, will not receive or be entitled to receive physical delivery of any such book-entry security and will not be considered the owners thereof under the Indenture, including, without limitation, for purposes of consenting to any amendment thereof or supplement thereto.

So long as the depository, or its nominee, is the registered owner of a global security, such depository or such nominee, as the case may be, will be considered the sole owner of the individual book-entry debt securities represented by such global security for all purposes under the Indenture.

None of TDS, the Trustee nor any agent for payment on or registration of transfer or exchange of any global security will have any responsibility or liability for any aspect of the depository's records relating to or payments made on account of beneficial interests in such global security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

Payments of principal of and premium, if any, and any interest on individual book-entry debt securities represented by a global security will be made to the depository or its nominee, as the case may be, as the owner of such global security.

If the designated depository is at any time unwilling or unable to continue as depository and a successor depository is not appointed, we will issue individual certificated notes in exchange for the global note representing the corresponding book-entry debt securities.

In addition, we may at any time and in our sole discretion determine not to have any debt securities represented by the global security and, in such event, will issue individual certificated notes in exchange for the global security representing the corresponding book-entry debt securities. In any such instance, an owner of a book-entry security represented by a global security will be entitled to physical delivery of individual certificated notes equal in principal amount to such book-entry security and to have such certificated notes registered in his or her name.

Modification of the Indenture

With the Consent of Securityholders. The Indenture contains provisions permitting TDS and the Trustee, with the consent of the holders of not less than a majority in principal amount of debt securities of each series that are affected by the modification, to modify the Indenture or any supplemental indenture affecting that series or the rights of the holders of that series of debt securities. However, no such modification, without the consent of the holder of each outstanding security affected thereby, may:

- extend the fixed maturity of any debt securities of any series,

- reduce the principal amount of any debt securities of any series,

- reduce the rate or extend the time of payment of interest on any debt securities of any series,

- reduce any premium payable upon the redemption of any debt securities of any series,

- reduce the amount of the principal of a discount security that would be due and payable upon a declaration of acceleration of the maturity of any debt securities of any series,

- reduce the percentage of holders of aggregate principal amount of debt securities which are required to consent to any such supplemental indenture, or

- reduce the percentage of holders of aggregate principal amount of debt securities which are required to waive any default and its consequences.

Without the Consent of Securityholders. In addition, TDS and the Trustee may execute, without the consent of any holder of debt securities, any supplemental indenture for certain other usual purposes, including:

- to evidence the succession of another person to TDS or a successor to TDS, and the assumption by any such successor of the covenants of TDS contained in the Indenture or otherwise established with respect to the debt securities;

- to add to the covenants of TDS further covenants, restrictions, conditions or provisions for the protection of the holders of the debt securities of all or any series, and to make the occurrence, or the occurrence and continuance, of a default in any of such additional covenants, restrictions, conditions or provisions a default or an Event of Default with respect to such series permitting the enforcement of all or any of the several remedies provided in the Indenture;

- to cure any ambiguity or to correct or supplement any provision contained in the Indenture or in any supplemental indenture which may be defective or inconsistent with any other provision contained in the Indenture or in any supplemental indenture, or to make such other provisions in regard to matters or questions arising under the Indenture as are not inconsistent with the provisions of the Indenture and will not adversely affect the rights of the holders of the Securities of any series which are outstanding in any material respect;

- to change or eliminate any of the provisions of the Indenture or to add any new provision to the Indenture, except that such change, elimination or addition will become effective only as to debt securities issued pursuant to or subsequent to such supplemental indenture unless such change, elimination or addition does not adversely affect the rights of any securityholder of outstanding debt securities in any material respect;

- to establish the form or terms of debt securities of any series as permitted by the Indenture;

- to add any additional Events of Default with respect to all or any series of outstanding securities;

- to add guarantees with respect to debt securities or to release a guarantor from guarantees in accordance with the terms of the applicable series of debt securities;

- to secure a series of debt securities by conveying, assigning, pledging or mortgaging property or assets to the Trustee as collateral security for such series of debt securities;

- to provide for uncertificated debt securities in addition to or in place of certificated debt securities;

- to provide for the authentication and delivery of bearer securities and coupons representing interest, if any, on such securities, and for the procedures for the registration, exchange and replacement of such securities, and for the giving of notice to, and the solicitation of the vote or consent of, the holders of such securities, and for any other matters incidental thereto;

- to evidence and provide for the acceptance of appointment by a separate or successor Trustee with respect to the debt securities and to add to or change any of the provisions of the Indenture as may be necessary to provide for or facilitate the administration of the trusts by more than one Trustee;

- to change any place or places where

  - the principal of and premium, if any, and interest, if any, on all or any series of debt securities will be payable,

  - all or any series of debt securities may be surrendered for registration of transfer,

  - all or any series of debt securities may be surrendered for exchange, and

  - notices and demands to or upon TDS in respect of all or any series of debt securities and the Indenture may be served, which must be located in New York, New York or be the principal office of TDS;

- to provide for the payment by TDS of additional amounts in respect of certain taxes imposed on certain holders and for the treatment of such additional amounts as interest and for all matters incidental thereto;

- to provide for the issuance of debt securities denominated in a currency other than dollars or in a composite currency and for all matters incidental thereto; or

- to comply with any requirements of the SEC or the Trust Indenture Act of 1939, as amended.

Events of Default

The Indenture provides that any one or more of the following described events, which has occurred and is continuing, constitutes an "Event of Default" with respect to each series of debt securities:

- failure for 30 days to pay interest on debt securities of that series when due and payable; or

- failure for three business days to pay principal or premium, if any, on debt securities of that series when due and payable whether at maturity, upon redemption, pursuant to any sinking fund obligation, by declaration or otherwise; or

- failure by TDS to observe or perform any other covenant (other than those specifically relating to another series) contained in the Indenture for 90 days after written notice to TDS from the Trustee or the holders of at least 33% in principal amount of the outstanding debt securities of that series; or

- certain events involving bankruptcy, insolvency or reorganization of TDS; or

- any other event of default provided for in a series of debt securities.

The Trustee or the holders of not less than 33% in aggregate outstanding principal amount of any particular series of debt securities may declare the principal due and payable immediately upon an Event of Default with respect to such series. Holders of a majority in aggregate outstanding principal amount of such series may annul any such declaration and waive the default with respect to such series if the default has been cured and a sum sufficient to pay all matured installments of interest and principal otherwise than by acceleration and any premium has been deposited with the Trustee.

The holders of a majority in aggregate outstanding principal amount of any series of debt securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee for that series.

Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default will occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders of the debt securities, unless such holders will have offered to the Trustee indemnity satisfactory to it.

The holders of a majority in aggregate outstanding principal amount of any series of debt securities affected thereby may, on behalf of the holders of all debt securities of such series, waive any past default, except as discussed in the following paragraph.

The holders of a majority in aggregate outstanding principal amount of any series of debt securities affected thereby may not waive a default in the payment of principal, premium, if any, or interest that shall become due otherwise than by

- acceleration, unless such default has been cured and a sum sufficient to pay all matured installments of interest and principal otherwise than by acceleration and any premium has been deposited with the Trustee, or

- a call for redemption or any series of debt securities.

We are required to file annually with the Trustee a certificate as to whether or not we are in compliance with all the conditions and covenants under the Indenture.

Consolidation, Merger and Sale

The Indenture does not contain any covenant that restricts our ability to merge or consolidate with or into any other corporation, sell or convey all or substantially all of its assets to any person, firm or corporation or otherwise engage in restructuring transactions.

The successor corporation must assume due and punctual payment of principal or premium, if any, and interest on the debt securities.

Defeasance

Debt securities of any series may be defeased in accordance with their terms and, unless the supplemental indenture or company order establishing the terms of such series otherwise provides, as set forth below.

We at any time may terminate as to a series our obligations with respect to the debt securities of that series under any restrictive covenant which may be applicable to that particular series, commonly known as "covenant defeasance". All of our other obligations would continue to be applicable to such series.

We at any time may also terminate as to a series substantially all of our obligations with respect to the debt securities of such series and the Indenture, commonly known as "legal defeasance". However, in legal defeasance, certain of our obligations would not be terminated, including our obligations with respect to the defeasance trust and obligations to register the transfer or exchange of a security, to replace destroyed, lost or stolen debt securities and to maintain agencies in respect of the debt securities.

We may exercise our legal defeasance option notwithstanding our prior exercise of any covenant defeasance option.

If we exercise a defeasance option, the particular series will not be accelerated because of an event that, prior to such defeasance, would have constituted an Event of Default.

To exercise either of our defeasance options as to a series, we must irrevocably deposit in trust with the Trustee or any paying agent money, certain eligible obligations as specified in the Indenture,

or a combination thereof, in an amount sufficient to pay when due the principal of and premium, if any, and interest, if any, due and to become due on the debt securities of such series that are outstanding.

Such defeasance or discharge may occur only if, among other things, we have delivered to the Trustee an opinion of counsel stating that:

- the holders of such debt securities will not recognize gain, loss or income for federal income tax purposes as a result of the satisfaction and discharge of the Indenture with respect to such series, and

- such holders will realize gain, loss or income on such debt securities, including payments of interest thereon, in the same amounts and in the same manner and at the same time as would have been the case if such satisfaction and discharge had not occurred.

The amount of money and eligible obligations on deposit with the Trustee may not be sufficient to pay amounts due on the debt securities of that series at the time of the acceleration resulting from such Event of Default if:

- we exercise our option to effect a covenant defeasance with respect to the debt securities of any series, and

- the debt securities of that series are thereafter declared due and payable because of the occurrence of any Event of Default.

In such event, we would remain liable for such payments.

Governing Law

The Indenture and the debt securities issued thereunder will be governed by the laws of the State of Illinois.

Concerning the Trustee

BNY Midwest Trust Company, the trustee under the Indenture, is an affiliate of The Bank of New York, which is one of a number of banks with which TDS and its subsidiaries maintain ordinary banking relationships including, in certain cases, credit facilities. In connection therewith, we utilize or may utilize some of the banking and other services offered by The Bank of New York or its affiliates, including BNY Midwest Trust Company, in the normal course of business, including securities custody services.

BNY Midwest Trust Company is also Trustee with respect to the Medium-Term Notes, Series A, B and C, and 7% Notes due August 1, 2006, of TDS. These notes were issued pursuant to an Indenture dated as of February 1, 1991, as supplemented, between TDS and BNY Midwest Trust Company, successor to Harris Trust and Savings Bank, as trustee, relating to unsubordinated and unsecured debt securities. None of the debt securities to be issued pursuant to this Prospectus will be issued under that prior indenture. For information about such prior indenture and the debt securities issued thereunder, see documents filed by TDS under the Securities Exchange Act of 1934. See "Where You Can Find More Information."

PLAN OF DISTRIBUTION

We may sell debt securities being offered hereby:

- directly to purchasers,
- through agents,
- through underwriters and
- through dealers.

The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

Directly to Purchasers

Offers to purchase debt securities may be solicited directly by TDS and sales thereof may be made by TDS directly to institutional investors or others. The terms of any such sales will be described in the Prospectus Supplement relating thereto. Any purchasers of such securities may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale of those securities.

Agents

Offers to purchase debt securities may be solicited by agents designated by TDS from time to time. Any such agent involved in the offer or sale of the debt securities in respect of which this Prospectus is delivered will be named, and any commissions payable by TDS to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment. Any agent may be deemed to be an underwriter, as that term is defined in the Securities Act, of the securities so offered and sold.

Underwriters

If underwriters are utilized in the sale, TDS will execute an underwriting agreement with such underwriters at the time of sale to them and the names of the underwriters and the terms of the transaction will be set forth in the Prospectus Supplement, which will be used by the underwriters to make resales of the debt securities in respect of which this Prospectus is delivered to the public. Any underwriters will acquire debt securities for their own account and may resell such debt securities from time to time in one or more transactions, including negotiated transactions, at fixed public offering prices or at varying prices determined at the time of sale. Debt securities may be offered to the public either through underwriting syndicates represented by managing underwriters, or directly by the managing underwriters. Only underwriters named in the Prospectus Supplement are deemed to be underwriters in connection with the debt securities offered thereby. If any underwriters are utilized in the sale of the debt securities, the underwriting agreement will provide that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters with respect to a sale of debt securities will be obligated to purchase all such debt securities, if any are purchased.

Dealers

If a dealer is utilized in the sale of the debt securities in respect of which this Prospectus is delivered, TDS will sell such debt securities to the dealer, as principal. The dealer may then resell such debt securities to the public at varying prices to be determined by such dealer at the time of resale. The name of the dealer and the terms of the transaction will be set forth in the prospectus supplement relating to those offers and sales. Any such dealer may be deemed to be an underwriter, as such term is defined in the Securities Act, of the securities so offered and sold.

Delayed Delivery Contracts

If so indicated in the Prospectus Supplement, TDS will authorize agents and underwriters to solicit offers by certain institutions to purchase debt securities from TDS at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on the date stated in the Prospectus Supplement.

Each delayed delivery contract will be for an amount not less than, and unless TDS otherwise agrees the aggregate principal amount of debt securities sold pursuant to delayed delivery contracts shall be not less nor more than, the respective amounts stated in the Prospectus Supplement. Institutions with whom delayed delivery contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but shall in all cases be subject to the approval of TDS.

Delayed delivery contracts will not be subject to any conditions except that the purchase by an institution of the debt securities covered by its contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject.

A commission indicated in the Prospectus Supplement will be paid to underwriters and agents soliciting purchases of debt securities pursuant to delayed delivery contracts accepted by TDS.

Remarketing

Securities may also be offered and sold, if so indicated in the related Prospectus Supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment in connection with their terms, or otherwise, by one or more firms "remarketing firms," acting as principals for their own accounts or as agents for us and/or any selling shareholders. Any remarketing firm will be identified and the terms of its agreement, if any, with us and its compensation will be described in the related Prospectus Supplement. Remarketing firms may be deemed to be underwriters, as that term is defined in the Securities Act, in connection with the securities remarketed by them.

General Information

Each series of debt securities will be a new issue and may have no established trading market. Unless otherwise specified in a related prospectus supplement, we will not be obligated to take any action to list any series of debt securities on an exchange or to otherwise facilitate a trading market for such securities. We cannot assure you that there will be any liquidity in the trading market for any of the securities. Agents, underwriters, dealers and remarketing firms may be customers of, engage in transactions with, or perform services for, us, our subsidiaries and/or any selling shareholders in the ordinary course of their businesses. The place, time of delivery and other terms of the sale of the offered securities will be described in the applicable prospectus supplement. In order to comply with the securities laws of some states, if applicable, the securities offered hereby will be sold in those jurisdictions only through registered or licensed brokers or dealers.

In addition, in some states securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and complied with. Any underwriter may engage in over-allotment, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act. Over-allotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short-covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the

price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time.

Agents, underwriters and dealers may be entitled under agreements entered into with TDS to indemnification by TDS against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents, underwriters or dealers may be required to make in respect thereof. In addition, directors, officers and controlling persons of TDS are entitled under the TDS charter and bylaws and Delaware law to indemnification for civil liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the debt securities offered hereby will be passed upon for TDS by Sidley Austin Brown & Wood, Chicago, Illinois. Walter C.D. Carlson, a director of TDS and of United States Cellular, Michael G. Hron, the General Counsel and an Assistant Secretary of TDS and United States Cellular and an Assistant Secretary of certain subsidiaries of TDS, William S. DeCarlo, the Assistant General Counsel and an Assistant Secretary of TDS and an Assistant Secretary of certain subsidiaries of TDS, and Stephen P. Fitzell, the Assistant General Counsel and an Assistant Secretary of United States Cellular and TDS Telecommunications and an Assistant Secretary of certain subsidiaries of TDS, are members of that law firm. Walter C.D. Carlson is also a trustee of a voting trust which controls TDS.

EXPERTS

The audited consolidated financial statements and schedules of TDS incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein. The financial statements and schedules referred to above have been incorporated by reference in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The expenses in connection with the issuance and distribution of the securities being registered are:

Securities and Exchange Commission Registration Fee	$ 250,000
Rating Agency Fees	225,000*
Printing Expenses	65,000*
Legal Fees and Expenses	45,000*
Trustee Fees and Expenses	12,000*
Accounting Fees and Expenses	10,000*
Miscellaneous	8,000*
	$ 615,000

_____

*   Estimated

Item 15. Indemnification of Directors and Officers

The Registrant's Restated Certificate of Incorporation contains a provision providing that no director or officer of the Registrant shall be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director or officer except for breach of the director's or officer's duty of loyalty to the Registrant or its stockholders, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, unlawful payment of dividends, unlawful stock redemptions or repurchases and transactions from which the director or officer derived an improper personal benefit.

The Restated Certificate of Incorporation also provides that the Registrant shall indemnify directors and officers of the Registrant, its consolidated subsidiaries and certain other related entities generally in the same manner and to the extent permitted by the Delaware General Corporation Law, as more specifically provided in the Bylaws of the Registrant. The Bylaws provide for indemnification and permit the advancement of expenses by the Registrant generally in the same manner and to the extent permitted by the Delaware General Corporation Law, subject to compliance with certain requirements and procedures specified in the Bylaws. In general, the Bylaws require that any person seeking indemnification must provide the Registrant with sufficient documentation as described in the Bylaws and, if an undertaking to return advances is required, to deliver an undertaking in the form prescribed by the Registrant and provide security for such undertaking if considered necessary by the Registrant. In addition, the Bylaws specify that, except to the extent required by law, the Registrant does not intend to provide indemnification to persons under certain circumstances, such as where the person was not acting in the interests of the Registrant or was otherwise involved in a crime or tort against the Registrant.

Under the Delaware General Corporation Law, directors and officers, as well as other employees or persons, may be indemnified against judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation—a "derivative action"), and against expenses (including attorney's fees) in any action (including a derivative action), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their

conduct was unlawful. However, in the case of a derivative action, a person cannot be indemnified for expenses in respect of any matter as to which the person is adjudged to be liable to the corporation unless and to the extent a court determines that such person is fairly and reasonably entitled to indemnity for such expenses.

Delaware law also provides that, to the extent a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action or matter, the corporation must indemnify such party against expenses (including attorneys' fees) actually and reasonably incurred by such party in connection therewith.

Expenses incurred by a director or officer in defending any action may be paid by a Delaware corporation in advance of the final disposition of the action upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it is ultimately determined that such party is not entitled to be indemnified by the corporation.

The Delaware General Corporation Law provides that the indemnification and advancement of expenses provided thereby are not exclusive of any other rights granted by bylaws, agreements or otherwise, and provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person, whether or not the corporation would have the power to indemnify such person under Delaware law.

The Registrant has directors' and officers' liability insurance which provides, subject to certain policy limits, deductible amounts and exclusions, coverage for all persons who have been, are or may in the future be, directors or officers of the Registrant, against amounts which such persons must pay resulting from claims against them by reason of their being such directors or officers during the policy period for certain breaches of duty, omissions or other acts done or wrongfully attempted or alleged.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16.   **(a) Exhibits**

Exhibit No.	Description of Document
1.1	Form of Underwriting Agreement. (1)
1.2	Form of Selling Agency Agreement. (1)
4.1	Form of Indenture.
4.2	Form of Debt Security. (1)
4.3	Other instruments defining the rights of security-holders. (1)
5	Opinion of Sidley Austin Brown & Wood relating to the securities.
12	Statements regarding computation of ratios.

Exhibit No.	Description of Document
23.1	Consent of Independent Public Accountants.
23.3	Consent of Counsel (included in Exhibit 5 above).
24	Powers of Attorney for certain officers and directors (included on signature page).
25	Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 of BNY Midwest Trust Company.

(1) To be filed by post-effective amendment or under cover of Form 8-K prior to the offer or sale of any securities hereunder, if applicable.

(b) Schedules

Report of Independent Public Accountants on Financial Statement Schedules*

Schedule I   Condensed Financial Information of Registrant—Balance Sheets as of December 31, 2000 and 1999, and Statements of Income and Statements of Cash Flows for each of the Three Years in the Period Ended December 31, 2000.*

Schedule II   Valuation and Qualifying Accounts for each of the Three Years in the Period Ended December 31, 2000.*

All other schedules are omitted because they are not applicable or not required or because the required information is shown in the financial statements or notes thereto.

*   Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the Year Ended December 31, 2000.

Item 17.   Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic

reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) If the securities to be registered are to be offered at competitive bidding, the undersigned registrant hereby undertakes: (1) to use its best efforts to distribute prior to the opening of bids, to prospective bidders, underwriters, and dealers, a reasonable number of copies of a prospectus which at that time meets the requirements of Section 10(a) of the Act, and relating to the securities offered at competitive bidding, as contained in the registration statement, together with any supplements thereto, and (2) to file an amendment to the registration statement reflecting the results of bidding, the terms of the reoffering and related matters to the extent required by the applicable form, not later than the first use, authorized by the issuer after the opening of bids, of a prospectus relating to the securities offered at competitive bidding, unless no further public offering of such securities by the issuer and no reoffering of such securities by the purchasers is proposed to be made.

(d) The undersigned registrant hereby undertakes to file, if necessary, an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act of 1939, as amended, in accordance with the rules and regulations prescribed by the Securities and Exchange Commission under Section 305(b)(2) of such Act.

(e) Insofar as indemnification for liabilities arising under the Securities Act or 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registration the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement and/or Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois on the 16th day of October, 2001.

TELEPHONE AND DATA SYSTEMS, INC.

By _____ /s/ LEROY T. CARLSON _____

LeRoy T. Carlson, Chairman

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints LeRoy T. Carlson and LeRoy T. Carlson, Jr., and each of them individually, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this Registration Statement and/or Amendment, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and to take such actions in, and file with the appropriate applications, statements, consents and other documents as may be necessary or expedient to register securities of the Registrant for sale, granting unto said attorney-in-fact and agent full power and authority to do so and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all the said attorney-in-fact and agent or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof and the registrant hereby confers like authority on its behalf.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement and/or Amendment has been signed below by the following persons in the capacities and on the 16th day of October, 2001.

Signature	Title
/s/ LEROY T. CARLSON LeRoy T. Carlson	*Chairman and Director*
/s/ LEROY T. CARLSON, JR. LeRoy T. Carlson, Jr.	*President and Chief Executive Officer and Director*
/s/ SANDRA L. HELTON Sandra L. Helton	*Executive Vice President and Chief Financial Officer and Director*
/s/ JAMES BARR III James Barr III	*Director*
/s/ DONALD C. NEBERGALL Donald C. Nebergall	*Director*

Signature	Title
/s/ HERBERT S. WANDER Herbert S. Wander	*Director*
/s/ WALTER C.D. CARLSON Walter C.D. Carlson	*Director*
/s/ LETITIA G.C. CARLSON Letitia G.C. Carlson	*Director*
/s/ GEORGE W. OFF George W. Off	*Director*
/s/ MARTIN L. SOLOMON Martin L. Solomon	*Director*
/s/ KEVIN A. MUNDT Kevin A. Mundt	*Director*
/s/ MICHAEL D. BILLS Michael D. Bills	*Director*
/s/ D. MICHAEL JACK D. Michael Jack	*Vice President and Controller (principal accounting officer)*

INDEX TO EXHIBITS